# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Robin Energy Ltd., CIK 0002039060
CUSIP: Y73118104
Title of class of securities: Common Shares, USD 0.001 par value per share
Address of issuer's principal executive offices: 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036
Date of event which requires filing of this statement: 08/05/2025
Amends the filing with accession number 0000919574-25-002515
Filed by CIK 0001974347
Persons authorized to receive notices and communications: Petros Panagiotis Panagiotidis, 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036, 00 357 25 357 769

## Reporting persons
- Pani Corp. (CIK 0001974347): type of reporting person: corporation (CO); citizenship or place of organization: Liberia (N0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 580,405; sole dispositive power 0; shared dispositive power 580,405; aggregate amount beneficially owned 580,405 (9.68% of the class)
  Comment: Note to Row 13: Percentage ownership is based on a total number of 5,994,731 common shares of the Issuer (each common share of the Issuer, a "Share") outstanding, as disclosed by the Issuer in the Form F-3 Registration Statement (as defined herein).
- Petros Panagiotis Panagiotidis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: personal funds (PF); sole voting power 0; shared voting power 580,405; sole dispositive power 0; shared dispositive power 580,405; aggregate amount beneficially owned 580,405 (9.68% of the class)
  Comment: Note to Rows 8 and 10: Mr. Panagiotidis is the sole shareholder of Pani Corp. and he disclaims beneficial ownership of the 580,405 Shares, except to the extent of his pecuniary, voting and dispositive interests in such Shares.
  
  Note to Row 8: Pelagos Holdings Corp., an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares.
  
  Note to Row 13: Percentage ownership is based on a total number of 5,994,731 Shares outstanding, as disclosed by the Issuer in the Form F-3 Registration Statement.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, USD 0.001 par value per share
Name of issuer: Robin Energy Ltd.
Address of issuer's principal executive offices: 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the previously filed statement on Schedule 13D filed on April 17, 2025 (as amended and supplemented from time to time, the "Schedule 13D"). Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 1, 2025, the Issuer filed a registration statement on Form F-3 (File No. 333-288459) (the "Form F-3 Registration Statement") to register the offer and sale of up to 1,296,405 Shares by Pani, as the selling stockholder (the "Selling Stockholder"), pursuant to which the Selling Stockholder may sell some or all of the Shares covered by the Form F-3 Registration Statement from time to time on any stock exchange or automated interdealer quotation system on which the Issuer's Shares are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated.

Between August 5, 2025 and August 7, 2025, the Selling Stockholder sold 716,000 of its Shares in the open market pursuant to the Form F-3 Registration Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See items 7 through 13 on each cover page to this Amendment. Pani is controlled by Mr. Panagiotidis. Mr. Panagiotidis may be considered to be a beneficial owner of the Shares held by Pani by virtue of his control of the equity and voting power of Pani. As of April 17, 2025, the Shares held by the Reporting Persons represented approximately 54.3% of the outstanding Shares. Such percentage was calculated based on a total number of 2,386,732 Shares outstanding, as disclosed by the Issuer in an annual report on Form 20-F with the SEC on April 15, 2025. From June 17, 2025 to June 25, 2025, the Issuer issued and sold 3,608,000 additional Shares to certain institutional investors pursuant to a registration statement on Form F-3 filed with the SEC on April 28, 2025. As a result of these offerings, as of June 25, 2025, the Shares held by the Reporting Persons represented approximately 21.6% of the outstanding Shares. Such percentage was calculated based on a total number of 5,994,731 Shares outstanding, as disclosed by the Issuer in the Form F-3 Registration Statement. Between August 5, 2025 and August 7, 2025, the Selling Stockholder sold 716,000 of its Shares in the open market pursuant to the Form F-3 Registration Statement. As a result of these sales, as of August 7, 2025, the Shares held by the Reporting Persons represented approximately 9.6819% of the outstanding Shares. Such percentage is calculated based on a total number of 5,994,731 Shares outstanding, as disclosed by the Issuer in the Form F-3 Registration Statement.

Pelagos Holdings Corp., an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares.

To the best knowledge of the Reporting Persons, the Sole Director does not own any Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of this Amendment is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The response set forth in Item 3 of the Schedule 13D and in Item 5(c) of this Amendment are incorporated by reference in their entirety into this Item 5(c). Except as set forth on Schedule II attached hereto, the Reporting Persons, and to their knowledge, the Sole Director, have not effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Schedule I

Exhibit 99.2 - Schedule II

## Signatures
- Pani Corp.: /s/ Andreas Avgousti, Andreas Avgousti / Director (08/07/2025)
- Petros Panagiotis Panagiotidis: /s/ Petros Panagiotis Panagiotidis, Petros Panagiotis Panagiotidis (08/07/2025)